UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. *)

Aramark

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03852U106

(CUSIP Number)

Paul C. Hilal

Mantle Ridge LP

712 Fifth Avenue, Suite 17F

New York, NY 10019

646-762-8540

With a copy to:

Stephen Fraidin

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03852U106	Page 2

1	NAME OF REPORTING PERSON Mantle Ridge LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 24,097,165
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 24,097,165

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,097,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON PN

*

All percentage calculations set forth herein are based upon the aggregate of 246,908,555 shares of Common Stock outstanding as of July 26, 2019, as reported in Aramark’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2019.

CUSIP No. 03852U106	Page 3

1	NAME OF REPORTING PERSON MR BridgeStone Advisor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 24,097,165
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 24,097,165

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,097,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON IA

*

All percentage calculations set forth herein are based upon the aggregate of 246,908,555 shares of Common Stock outstanding as of July 26, 2019, as reported in Aramark’s Form 10-Q filed with the SEC on August 6, 2019.

CUSIP No. 03852U106	Page 4

1	NAME OF REPORTING PERSON Paul C. Hilal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 24,097,165
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 24,097,165

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,097,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON IN

*

All percentage calculations set forth herein are based upon the aggregate of 246,908,555 shares of Common Stock outstanding as of July 26, 2019, as reported in Aramark’s Form 10-Q filed with the SEC on August 6, 2019.

CUSIP No. 03852U106	Page 5

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Aramark, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2400 Market Street, Philadelphia, Pennsylvania 19103.

The Reporting Persons (as defined below) each beneficially owns an aggregate of 24,097,165 shares of Common Stock, including 2,396,000 shares of Common Stock held by the Mantle Ridge Funds (as defined below) and 21,701,165 shares of Common Stock underlying the Physically Settled Forward Agreements described in Item 6. These shares represent approximately 9.8% of the outstanding shares of Common Stock. The Mantle Ridge Funds also have additional economic exposure to 25,209,305 notional shares of Common Stock as further described under Item 6 below, bringing the total aggregate economic exposure of the Reporting Persons and the Mantle Ridge Funds to 49,306,470 shares of Common Stock, representing approximately 20.0% of the outstanding shares of Common Stock.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by:

(i) Mantle Ridge LP, a Delaware limited partnership (“Mantle Ridge”);

(ii) MR BridgeStone Advisor LLC, a Delaware limited liability company (“MR BridgeStone Advisor”); and

(iii) Paul C. Hilal, a citizen of the United States of America (together with Mantle Ridge and MR BridgeStone Advisor, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of August 16, 2019, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal business and principal office of each of the Reporting Persons is 712 Fifth Avenue, Suite 17F, New York, New York 10019.

(c) MR BridgeStone Advisor’s principal business is to serve as investment advisor to certain funds (such funds, collectively, the “Mantle Ridge Funds”).

Mantle Ridge’s principal business is to serve as the sole member of MR BridgeStone Advisor and certain other investment advisors.

Mr. Hilal ultimately controls the managing member of Mantle Ridge GP LLC, which is the general partner of Mantle Ridge.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of Common Stock was derived from the respective capital of the Mantle Ridge Funds.

The 2,396,000 shares of Common Stock directly owned by the Mantle Ridge Funds were purchased upon settlement of certain terminated Physically Settled Forward Agreements for aggregate consideration (including commissions and other fees) of $75,340,939. The Physically Settled Forward Agreements that have not yet been exercised provide for the purchase of 21,701,165 shares of Common Stock for a net purchase price of $758,424,311 (including commissions and other fees and subject to certain financing payment amounts, as further described in Item 6).

CUSIP No. 03852U106	Page 6

On August 15, 2019, certain of the Mantle Ridge Funds (collectively, the “MR Borrowers”) entered into a credit agreement (the “Credit Agreement”) providing for a secured credit facility with an unaffiliated third-party financial institution, as lender, the proceeds of which may be used, among other things, to acquire shares of Common Stock and securities and instruments related thereto, which will be pledged in connection with any draw on the credit facility. The Credit Agreement includes representations, warranties and covenants customary for this type of credit facility. Upon the occurrence of certain events that are customary for this type of credit facility, the lender may exercise its rights to require the MR Borrowers to prepay any borrowings made thereunder, post additional collateral, or foreclose on, and dispose of, any collateral in accordance with the Credit Agreement.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons intend to have conversations, meetings and other communications with certain members of the Issuer’s board of directors and management team, stockholders and other persons, in each case to discuss the Issuer’s business, operations, strategies, governance, the composition of the executive suite and board and possibilities for changes thereto, as well as other matters related to the Issuer.

The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Schedule 13D, including the solicitation of proxies, and may discuss such actions with the Issuer and the Issuer’s board of directors and management team, stockholders and other persons.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments that are based upon or relate to the value of the Common Stock, selling or obtaining financing on some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Common Stock and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

Mantle Ridge, as the sole member of MR BridgeStone Advisor, which is in turn the advisor to the Mantle Ridge Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock beneficially owned by the Mantle Ridge Funds. MR BridgeStone Advisor, as the advisor to, and holder of 100% of the noneconomic voting interests in, the Mantle Ridge Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by the Mantle Ridge Funds. By virtue of him ultimately controlling the managing member of Mantle Ridge GP LLC, the general partner of Mantle Ridge, which is in turn the sole member of MR BridgeStone Advisor, the advisor to the Mantle Ridge Funds, Mr. Hilal may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by the Mantle Ridge Funds.

(c) All transactions in the Common Stock and Physically Settled Forward Agreements relating to the Common Stock effected during the past sixty days on behalf of the Mantle Ridge Funds over which the Reporting Persons have investment discretion are set forth on Exhibit 99.2 hereto and that information is incorporated by reference herein.

(d) The Mantle Ridge Funds have the right to receive dividends from, and the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D and owned by them. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

CUSIP No. 03852U106	Page 7

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As of the date hereof, certain of the Mantle Ridge Funds are party to cash-settled forward transactions referencing an aggregate of 13,200,140 shares of Common Stock, representing approximately 5.3% of the outstanding shares of Common Stock (the “Cash Settled Forward Agreements”), and American-style call options on cash-settled forwards (the “CSF-Option Agreements”) referencing an aggregate of 12,009,165 shares of Common Stock, representing approximately 4.9% of the outstanding shares of Common Stock (the Cash Settled Forward Agreements and the CSF-Option Agreements, together, the “Cash Settled Derivative Agreements”). Under the terms of the Cash Settled Forward Agreements, such Mantle Ridge Fund will pay to the counterparty any decrease in, and receive from the counterparty any increase in, the market price of the referenced notional number of shares of Common Stock during a period determined in accordance with the Cash Settled Forward Agreement around each valuation date compared with a forward price (which includes a financing charge) agreed by the parties, as adjusted as described below. The forward price is subject to adjustment to account for any cash dividends or distributions declared by the Issuer. Such Mantle Ridge Fund may elect to terminate the Cash Settled Forward Agreement early, in which case the valuation date will occur on such early termination date. Under the terms of the CSF-Option Agreements, if such Mantle Ridge Fund exercises an option (and unless such Mantle Ridge Fund elects to settle such option for cash or for a net number of Exercised Forward Agreements), upon paying the strike price, such Mantle Ridge Fund and its counterparty will be deemed to enter into cash-settled forward transactions on terms substantially similar to those of the Cash Settled Forward Agreements referencing an aggregate number of shares of Common Stock equal to the number of options underlying the CSF-Option Agreements (the “Exercised Forward Agreements”). All balances under the Cash Settled Derivative Agreements (and any Exercised Forward Agreements) will be settled in cash.

Neither the Cash Settled Derivative Agreements nor any Exercised Forward Agreements give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer, nor do such agreements require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in such contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to such contracts. The counterparty to these Cash Settled Derivative Agreements is an unaffiliated third-party financial institution.

Additionally, certain Mantle Ridge Funds are party to forwards which may be physically settled referencing an aggregate of 21,701,165 shares of Common Stock, representing approximately 8.8% of the outstanding shares of Common Stock (the “Physically Settled Forward Agreements”) having an average net purchase price of $34.95 per share. On the applicable valuation date, unless such Mantle Ridge Fund elects cash settlement and subject to the satisfaction of certain regulatory conditions, the counterparty will deliver to such Mantle Ridge Fund a number of shares equal to the number of shares of Common Stock referenced in such physically settled forward, in exchange for cash equal to the then-applicable forward price plus a financing amount. If such Mantle Ridge Fund elects cash settlement, such Mantle Ridge Fund will pay to the counterparty any decrease in, and receive from the counterparty any increase in, the market price of the referenced notional number of shares of Common Stock during a period determined in accordance with the Physically Settled Forward Agreement around each valuation date compared with a forward price (which includes a financing charge) agreed by the parties. Such Mantle Ridge Fund may elect to terminate the Physically Settled Forward Agreement early, in which case the valuation date will occur on such early termination date.

The description of the Credit Agreement in Item 3 is incorporated into this Item 6 by reference.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement among Mantle Ridge LP, MR BridgeStone Advisor LLC and Paul C. Hilal

Exhibit 99.2	Trading Data

CUSIP No. 03852U106	Page 8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2019

MR BRIDGESTONE ADVISOR LLC

By:	Mantle Ridge LP, its sole member
By:	Mantle Ridge GP LLC, its general partner
By:	PCH MR Advisor Holdings LLC, its managing member

By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

MANTLE RIDGE LP

By:	Mantle Ridge GP LLC, its general partner
By:	PCH MR Advisor Holdings LLC, its managing member

By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

/s/ Paul C. Hilal
Paul C. Hilal

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement among Mantle Ridge LP, MR BridgeStone Advisor LLC and Paul C. Hilal

Exhibit 99.2	Trading Data